THE BIG FIX, LLC DBA CARLOCITY

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2020

(Unaudited)

CarLocity

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1001 CarLocity Checking	2,940.32
1002 Debit Card - 3537	-589.08
Total Bank Accounts	**$2,351.24**
Accounts Receivable	
2000 Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Total Current Assets	**$2,351.24**
Fixed Assets	
3200 FIXED ASSETS	
3220 INTANGIBLE ASSETS	
3221 DOMAIN RIGHTS	2,151.85
Total 3220 INTANGIBLE ASSETS	**2,151.85**
Total 3200 FIXED ASSETS	**2,151.85**
Total Fixed Assets	**$2,151.85**
TOTAL ASSETS	**$4,503.09**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
1003 Visa - 0428	4,896.29
1004 Visa - 4136	0.00
Total Credit Cards	**$4,896.29**
Total Current Liabilities	**$4,896.29**
Long-Term Liabilities	
4000 NOTE PAYABLES	
4200 LOAN FROM SHAREHOLDER	8,596.53
Total 4000 NOTE PAYABLES	**8,596.53**
Total Long-Term Liabilities	**$8,596.53**
Total Liabilities	**$13,492.82**
Equity	
Retained Earnings	
Net Income	-8,989.73
Total Equity	**$ -8,989.73**
TOTAL LIABILITIES AND EQUITY	**$4,503.09**

CarLocity

Profit and Loss

June 22 - December 31, 2020

	TOTAL
Income	
5000 INCOME	
5100 SALES OF SERVICES	
5120 SUBSCRIPTIONS	3,000.00
Total 5100 SALES OF SERVICES	**3,000.00**
5200 SALES OF PRODUCTS	0.00
Total 5000 INCOME	**3,000.00**
Total Income	**$3,000.00**
GROSS PROFIT	**$3,000.00**
Expenses	
0000 ASK CASSIE	724.43
7000 EXPENSE ACCOUNTS	
7100 ADVERTISING & MARKETING	
7110 ONLINE	7,666.75
7120 PAPER/PRESS	918.36
7140 CLIENT LEADS	225.72
Total 7100 ADVERTISING & MARKETING	**8,810.83**
7500 LEGAL & PROFESSIONAL SERVICES	
7510 CONSULTING FEES	792.00
7540 ACCOUNTING	59.68
Total 7500 LEGAL & PROFESSIONAL SERVICES	**851.68**
7700 BUSINESS LICENSING	
7720 LICENSING	109.00
7730 MEMBERSHIPS	42.52
Total 7700 BUSINESS LICENSING	**151.52**
7800 TECHNOLOGY	
7810 WEBSITE	
7812 DOMAIN EXPENSES	69.99
7813 HOSTING	87.62
Total 7810 WEBSITE	**157.61**
7820 EQUIPMENT EXPENSES	
7822 SOFTWARE	150.07
Total 7820 EQUIPMENT EXPENSES	**150.07**
7830 ONLINE SERVICES	356.04
Total 7800 TECHNOLOGY	**663.72**
Total 7000 EXPENSE ACCOUNTS	**10,477.75**
Total Expenses	**$11,202.18**
NET OPERATING INCOME	**$ -8,202.18**

CarLocity

Statement of Cash Flows

June 22 - December 31, 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-8,202.18
Adjustments to reconcile Net Income to Net Cash provided by operations:	
2000 Accounts Receivable (A/R)	0.00
1003 Visa - 0428	4,896.29
1004 Visa - 4136	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**4,896.29**
Net cash provided by operating activities	**$ -3,305.89**
INVESTING ACTIVITIES	
3221 FIXED ASSETS:INTANGIBLE ASSETS:DOMAIN RIGHTS	-2,060.32
Net cash provided by investing activities	**$ -2,060.32**
FINANCING ACTIVITIES	
4200 NOTE PAYABLES:LOAN FROM SHAREHOLDER	8,596.53
Net cash provided by financing activities	**$8,596.53**
NET CASH INCREASE FOR PERIOD	**$3,230.32**
Cash at beginning of period	-879.08
CASH AT END OF PERIOD	**$2,351.24**

CarLocity
Statement of Changes in Stockholder's Equity
As of December 31, 2020



	Common Units		Additional Paid-in Capital	Retained Earnings	Total Shareholders' Equity
	# of Shares	$.0001 Par			
Balance on June 22, 2020	-	$ -	$ -	$ -	$ -
Issuance of Founder Shares	-	$ -	$ -	$ -	$ -
Net Income	-	$ -	$ -	$ -	$ -
Balance on December 31, 2020	-	$ -	$ -	$ -	$ -

THE BIG FIX, LLC DBA CARLOCITY
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Year Ended December 31, 2020

1. Organization and Purpose
The Bix Fix, LLC DBA CarLocity (the "Company," "CarLocity"), is a member managed LLC organized under the laws of the State of Arizona. The Company operates an anonymous car shopping website and derives revenue from car dealership subscriptions and sales transaction fees.

2. Summary of Significant Accounting Policies
A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting
The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year
The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents
Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal year ended December 31, 2020, the Company's cash positions include its operating bank account.

THE BIG FIX, LLC DBA CARLOCITY
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Year Ended December 31, 2020

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.